September 4, 2008 VIA EDGAR Mr. Howard Efron Staff Accountant U.S. Securities and Exchange Commission Division of Corporation Finance 100 F Street, NE Washington, D.C. 20549	Deborah S. Froling Attorney 202.857.6075 DIRECT 202.857.6395 FAX froling.deborah@arentfox.com

Re:    ARC Corporate Realty Trust, Inc.; SEC File No. 0-32829

Dear Mr. Efron:

On behalf of our client, ARC Corporate Realty Trust, Inc. (the “Registrant”), we are responding to the comments of the Staff of the U.S. Securities and Exchange Commission (the “Staff”) set forth in your letter, dated July 22, 2008, with respect to the Registrant’s above-referenced Form 10-K filed with the Commission for the year ended December 31, 2007 (the “Form 10-K”).

The Staff’s comments are set forth below in bold, followed by the Registrant’s response.

It does not appear that your management has performed its assessment of internal control over financial reporting as of December 31, 2007. Since you were required to file or filed an annual report for the prior fiscal year, it appears you are required to report on your management’s assessment of internal control over financial reporting.

If your management has not yet performed its assessment, we ask that you complete your evaluation and amend your filing within 30 calendar days to provide the required management’s report on internal control over financial reporting.

In addition, please consider whether management’s failure to perform or complete its report on internal control over financial reporting impacts its conclusions regarding the effectiveness of your disclosure controls and procedures as of the end of the fiscal year covered by the report and revise your disclosure as appropriate.

Finally, we note that you filed your Principal Executive Officer and Principal Financial Officer certifications under Item 601(b)(31) of Regulation S-K. Please revise these certifications to include the introductory language of paragraph 4 and the language of paragraph 4(b) of Item 601(b)(31) of Regulation S-K.

Mr. Howard Efron September 4, 2008 Page 2

The Company notes your comments. The Company began its liquidation in October 2006 and began selling its assets at that time. At year-end 2007, the Company only had one remaining asset not under contract for sale. Subsequent to year-end 2007, the Company decided to prepare a Form 10-K because of the uncertainty about whether the sale of its one remaining asset could be completed and the final distribution made to shareholders prior to the due date of the Form 10-K.

The Company filed its Form 10-K on March 12, 2008. After selling its remaining asset, the Company liquidated and dissolved with the State of Maryland on April 3, 2008 and filed a Form 15 with the SEC immediately thereafter, which terminated the Company’s SEC reporting obligations.

The Company determined that, given its current status in liquidation, with only one remaining asset not under contract for sale at year-end 2007, and its immediately impending release from its filing obligations with the SEC, it was in its shareholders’ best interest to preserve its assets and not to incur the additional costs required to perform the assessment and evaluation, which would have been substantial.

At this time, the Company no longer exists to file an amended Form 10-K nor is there any management remaining to make any assessment of internal control over financial reporting. Therefore, the Company is unable to comply with the Staff’s request.

If you have any questions, please do not hesitate to call me at (202) 857-6075.

Sincerely,

/s/ Deborah S. Froling
Deborah S. Froling

cc:    Bruce Nelson